EXHIBIT 99.56

SECURITY AGREEMENT

THIS SECURITY AGREEMENT is made as of July 22, 2020 is made:

BY:

HIGH TIDE INC.

(the “Obligor”)

AND EACH OF:

RGR CANADA INC.

CANNA CABANA INC.

KUSH WEST DISTRIBUTION INC.

HT GLOBAL IMPORTS INC.

CANNA CABANA (SK) INC.

FAMOUS BRANDZ INC.

(collectively, the “Guarantor Subsidiaries”)

(the Obligor and the Guarantor Subsidiaries, individually and/or together, as the context requires, the “Debtor”)

IN FAVOUR OF:

THE SECURED PARTY (as defined in clause 1.1.15)

1.	SECURITY INTEREST

1.1.	For value received, the Debtor hereby grants to the Secured Party, by way of a mortgage, charge, assignment and transfer, a security interest in all of the Debtor’s presently owned and hereafter acquired right, title and interest in and to all Goods (including all accessories, attachments, additions and Accessions thereto, but provided however that, to the extent that the Secured Party is prohibited from taking possession of or obtaining a security interest in any such Goods pursuant to applicable federal and provincial law governing cannabis (including, without limitation, in the Debtor’s cannabis inventory), such Goods shall be excluded, solely to the extent of the said prohibition), Chattel Paper, Documents of Title (whether negotiable or not), Instruments, Intangibles, Money and Investment Property, and all Proceeds thereof and therefrom, renewals thereof, Accessions thereto and substitutions therefore including, without limitation:

1.1.1	Equipment (other than Inventory) of whatsoever nature and kind and wheresoever situate, including, without limitation, all machinery, tools, apparatus, plant, furniture, fixtures and vehicles of whatsoever nature and kind;

1.1.2	book accounts and book debts and generally all Accounts, debts, dues, claims, choses in action and demands of every nature and kind howsoever arising or secured including letters of credit, letters of guarantee and advices of credit, which are now due, owing or accruing or growing due to or owned by or which may hereafter become due, owing or accruing or growing due to or owned by the Debtor (all of which are herein collectively called the “Book Debts”);

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1.1.3	deeds, documents, writings, papers, books of account and other books relating to or being records of Book Debts, Chattel Paper or Documents of Title or by which such are or may hereafter be secured, evidenced, acknowledged or made payable;

1.1.4	contractual rights and insurance claims and all goodwill, patents, trademarks, copyrights and other intellectual and industrial property, warranties, guarantees, indemnities;

and all other personal property in which the Debtor has rights.

1.2.	In this Security Agreement:

1.2.1	“Account Debtor” has the meaning ascribed to such term in clause 3.1.5;

1.2.2	“Adhesion Agreement” means the adhesion agreement in the form attached hereto as Schedule “C”;

1.2.3	“ ” ;

1.2.4	“Book Debts” has the meaning ascribed to such term in clause 1.1.2;

1.2.5	“Collateral” means the personal property described in clause 1.1, and unless the context otherwise requires, shall be deemed to be a reference to Collateral as a whole or any part thereof;

1.1.1	“Debentures” means, collectively, (i) the secured debenture of the Obligor dated July 22, 2020, issued to , and (ii) the Other Debentures, in each case as amended, supplemented or replaced from time to time;

1.1.2	“Debtor” and the personal pronoun “it” or “its” and any verb relating thereto and used therewith shall be read and construed as required by and in accordance with the context in which such words are used depending upon whether the Debtor is one or more corporations and, if more than one Debtor executes this Security Agreement, this Security Agreement shall apply and be binding upon each of them and all covenants and obligations hereunder shall be joint and several;

1.1.3	“Debts” means, with respect to any person or entity: (i) an obligation of such person or entity for borrowed money; (ii) an obligation of such person or entity evidenced by a note, bond, debenture or other similar instrument; (iii) an obligation of such person or entity for the deferred purchase price of property or services, excluding trade payables and other accrued current liabilities incurred in the ordinary course of business in accordance with customary commercial terms; (iv) a capitalized lease obligation of such person or entity; (v) a guarantee, indemnity, or financial support obligation of such person or entity, determined in accordance with generally accepted accounting principles; (vi) an obligation of such person or entity, or of any other person or entity, secured by a Lien on any property of such person or entity, even though such person or entity has not otherwise assumed or become liable for the payment of such obligation; (vii) an obligation arising in connection with an acceptance facility or letter of credit issued for the account of such person or entity; or (viii) a share in the capital of such person or entity that is redeemable by such person or entity either at a fixed time or on demand by the holder of such share (valued at the maximum purchase price at which such person or entity may be required to redeem, repurchase or otherwise acquire such share);

1.1.4	“Indenture” means the debenture indenture dated as of December 12, 2018, and entered into by and between the Obligor and Capital Transfer Agency ULC;

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1.1.5	“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition that in substance secures payment or performance of an obligation;

1.1.6	“Majority Secured Party” means one or more Secured Party, together, holding not less than fifty one percent (51%) of the Obligations from time to time secured under this Security Agreement;

1.1.7	“Obligations” has the meaning ascribed to such term in clause 2.1;

1.1.8	“Original Indenture Debenture” means the unsecured convertible debenture of the Obligor issued pursuant to the Indenture;

1.1.9	“Original Indenture Debentureholders” means, collectively, the holders of unsecured convertible debenture of the Obligor issued pursuant to the Indenture;

1.1.10	“Other Debentures” means, collectively, all secured convertible debentures of the Obligor from time to time issued to the Original Indenture Debentureholders in replacement of their respective Original Indenture Debenture, and having the same material terms as the Debenture, and all other secured convertible debentures of the Obligor from time to time issued to other persons or entities;

1.1.11	“Other Holders” means, collectively, the holders of the Other Debentures;

1.1.12	“Permitted Debt” shall mean:

(a)	the Obligations;

(b)	unsecured indebtedness to trade creditors in the ordinary course of business;

(c)	indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(d)	any Debt of the Debtor, provided that (i) prior written notice has been given to the Secured Party in respect of such Debt, and the rights of the holder of such Debt are subordinated to all rights of the Secured Party under or in respect of the Obligations and Security pursuant to a subordination agreement, and (ii) the Debtor shall not increase any such Debt without providing prior written notice to the Secured Party;

(e)	any intercompany Debt among the Debtors;

(f)	any Debt of the Debtor described in Schedule “A” to this Security Agreement;

(g)	subject to the Senior Lender’s written consent, any Debt of any person or entity that becomes a subsidiary of the Debtor;

(h)	the Senior Debt; and

(i)	any indebtedness ranking subordinate to the Security;

(j)	any re-financings, renewals and extensions of any of the foregoing;

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1.1.13	“Permitted Liens” means:

(a)	a Lien for taxes, levies, assessments or governmental charges:

(i)	which are not due or delinquent at that time; or

(ii)	the validity of which is being contested by the Debtor diligently and in good faith;

(b)	the Lien of any judgment rendered, or order filed, against the property and assets of the Debtor which the Debtor is contesting diligently and in good faith at that time:

(i)	in respect of which the Debtor has set aside a reserve sufficient to pay such judgment or claim in accordance with generally accepted accounting principles; or

(ii)	which are not material, having regard to the assets and properties of the Debtor;

(c)	a Lien, privilege or other charge imposed or permitted by law (such as, without limitation, a carrier’s lien, builder’s lien or materialmen’s lien) which either:

(i)	relates to obligations not due or delinquent at that time; or

(ii)	at such time is not a material risk to assets of the Debtor whether because no steps or proceedings to enforce the Lien, privilege or charge have been initiated at that time or because the value of the assets of the Debtor affected thereby is not material to such Debtor;

(d)	an undetermined or inchoate Lien, privilege or charge arising in the ordinary course of its current operations:

(i)	which has not been filed pursuant to law against the Debtor or the property or assets of the Debtor at that time;

(ii)	in respect of which no steps or proceedings to enforce such Lien, privilege or charge have been initiated at that time;

(iii)	which relates to obligations which are not due or delinquent at that time; or

(iv)	if, at such time, such Lien, privilege or charge does not pose a material risk to the property and assets of the Debtor whether because no steps or proceedings to enforce the Lien, privilege or charge have been initiated at that time or because the value of such assets of such Debtor affected thereby is not material to such Debtor;

(e)	cash, marketable securities or bonds deposited in connection with bids or tenders, deposited with a court as security for costs in any litigation, deposited to secure workers’ compensation or unemployment insurance liabilities or deposited to secure the performance of statutory obligations not to exceed CDN $500,000 in the aggregate (among the Debtors, taken together) outstanding at any time;

(f)	Liens securing the performance of statutory obligations, surety or performance bonds, and other obligations of like nature incurred in the ordinary course of business of the Debtor;

(g)	subject to the Senior Lender’s written consent, any Lien registered against any person or entity that becomes a subsidiary of the Debtor;

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(h)	Liens securing Permitted Debt and subordinated third party Debt provided that such Liens rank subordinate to the Security;

(i)	Liens permitted under, or arising in connection with, the Senior Loan Documents;

(j)	the Liens and guarantees created (or intended to be created) from time to time by this Security Agreement;

(k)	the Liens described in Schedule “B” to this Security Agreement.; and

(l)	any renewal, replacement or extension of any of the foregoing;

1.1.14	“PPSA” means the Personal Property Security Act (Alberta) as amended from time to time, including any amendments thereto and any Act substituted therefor and amendments thereto;

1.1.15	“Receiver” has the meaning ascribed to such term in clause 8.3.1;

1.1.16	“Secured Party” means, collectively, and all Other Holders who become a party to this Security Agreement by duly executing and delivering to the Obligor an Adhesion Agreement. For the avoidance of doubt, the term “Secured Party” and the personal pronoun “it” or “its” and any verb relating thereto and used therewith shall be read and construed as required by and in accordance with the context in which such words are used depending upon whether the Secured Party is one or more corporations and/or individuals, if more than one Secured Party executes this Security Agreement, this Security Agreement shall apply and be binding upon each of them, provided however that all covenants and obligations of each Secured Party hereunder shall be several;

1.1.1	“Security” means the grants, mortgages, charges and security interests constituted by the Security Agreement;

1.1.2	“Senior Debt” means any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) at any time owing by the Obligor and/or any of its affiliates to the Senior Lender under the Senior Loan Documents (including, without limitation, any extension, renewal, refinancing, debtor-in-possession financing after the commencement of an insolvency proceeding of any such indebtedness and obligations), including, but not limited to, such amounts as may accrue or be incurred before or after default or workout or the commencement of any liquidation, dissolution, bankruptcy, receivership, or reorganization case by or against the Obligor and/or any of its affiliates;

1.1.3	“Senior Loan Documents” means any loan agreement, guarantee, security agreement, document, promissory note, mortgage, financing statement, or instrument executed by the Obligor and/or any of its affiliates in favor of the Senior Lender pursuant to or in connection with the Senior Debt, as the same may from time to time be amended, modified, supplemented, extended, renewed, restated or replaced in accordance with this Agreement, and, after any refinancing or debtor-in-possession financing of the Senior Debt under the Senior Loan Documents, the applicable refinancing or debtor-in-possession financing documents;

1.1.4	“Senior Lender” means Windsor Private Capital Partnership, together with any person or entity (whether a financial institution, firm, lender, or otherwise) who replaces, refinances, extends, refunds, renews, or assumes otherwise, any part of the Senor Debt, and their respective successors and permitted assigns;

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1.1.5	“Senior Rights” means the rights and remedies of the creditors of the Debtor ranking in priority to the Security and/or the rights and remedies of the Secured Party, including, without limitation, the rights and remedies of the Senior Lender (whether existing at law, under the Senior Loan Documents and/or this Security Agreement, or otherwise); and

1.1.6	the terms “Goods”, “Chattel Paper”, “Documents of Title”, “Equipment”, “Accounts”, “Consumer Goods”, “Instruments”, “Intangibles”, “Money”, “Investment Property”, “Proceeds”, “Inventory” and “Accessions” and other words and expressions which have been defined in the PPSA shall be interpreted in accordance with their respective meanings given in the PPSA unless otherwise defined herein or unless the context otherwise requires.

1.2.	The Debtor acknowledges that the security interest granted hereby attaches to the presently owned or held Collateral in which the Debtor has rights forthwith upon execution of this Security Agreement and will attach to hereafter acquired Collateral forthwith upon acquisition by the Debtor of rights in such after acquired Collateral.

2.	OBLIGATIONS SECURED AND PARI PASSU RANKING

2.1.	The Security is general and continuing security for payment, performance and satisfaction of each and every obligation, indebtedness and liability of the Debtor to the Secured Party under or in connection with the Debentures, whether present or future, direct or indirect, absolute or contingent, joint and several, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, interest and all costs, expenses and other monies payable to the Secured Party from time to time pursuant to the Debentures, whether or not referred to in this Security Agreement, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again (all of which obligations, indebtedness and liabilities are herein collectively called the “Obligations”).

2.2.	This Security Agreement and the Security are in addition to and not in substitution for any other security interest or security document which the Secured Party may now or from time to time hold or take from the Debtor or from any other person whomsoever.

2.3.	Notwithstanding anything to the contrary herein, each Secured Party shall have an equal right to the Collateral and the security interests in and to the Collateral constituted hereby, is intended to, and shall rank pari passu.

3.	REPRESENTATIONS AND WARRANTIES OF THE DEBTOR

3.1.	The Debtor represents and warrants that:

3.1.1	this Security Agreement has been authorized, executed and delivered in accordance with resolutions of the directors (and of the shareholders as applicable) of the Debtor and all other matters and things have been done and performed so as to authorize and make the execution and delivery of this Security Agreement, the creation of the Security and the performance of the Debtor’s obligations hereunder, legal, valid and binding;

3.1.2	the Debtor lawfully owns and possesses all presently held Collateral free of all Liens, except for the Security and any Permitted Liens;

3.1.3	the Debtor has good and lawful authority to create the security interests in the Collateral as provided by this Security Agreement;

3.1.4	Schedule “D” lists the chief executive office of the Debtor; and

3.1.5	each Debt, Chattel Paper and Instrument included in Collateral is enforceable in accordance with its terms against the party obligated to pay the same (the “Account Debtor”), and the amount represented by the Debtor to the Secured Party from time to time as owing by each Account Debtor or by all Account Debtors will be the correct amount actually and unconditionally owing by such Account Debtor or Account Debtors, except for normal cash discounts where applicable, and no Account Debtor will have any defense, set off, claim or counterclaim against the Debtor which can be asserted against the Secured Party.

3.2.	The representations and warranties in clause 3.1 shall be deemed to be continuously repeated so long as this Security Agreement remains in effect.

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4.	COVENANTS OF THE DEBTOR

4.1.	The Debtor covenants and agrees that at all times while this Security Agreement remains in effect the Debtor will:

4.1.1	defend the Collateral for the benefit of the Secured Party against the claims and demands of all other persons and entities, other than the Senior Lender;

4.1.2	not, unless permitted by this Security Agreement or otherwise consented to in writing by the Majority Secured Party:

(a)	create or permit to exist any Lien against any of the Collateral which ranks or could in any event rank in priority to or pari passu with the Security, except for Permitted Liens;

(b)	grant, sell, exchange, transfer, assign, lease or otherwise dispose of the Collateral, provided that until default, the Debtor may sell, lease, consign or otherwise deal with Inventory and such other of the Collateral in the ordinary and usual course of its business for the purpose of carrying on its business; or

(c)	without providing written notice to the Secured Party, increase the Senior Debt or add a new Senior Lender;

4.1.3	fully and effectively maintain and keep maintained valid and effective the Security;

4.1.4	notify the Secured Party promptly (and in any case within thirty (30) days) of:

(a)	any change in the information contained herein relating to the Debtor, the Debtor’s name, the Debtor’s business or the Collateral, provided however that, in the event of any proposed change in the name of the Debtor or the chief executive office of the Debtor, the Debtor shall provide the Secured Party with reasonable advanced notice thereof in writing;

(b)	the details of any significant acquisition of Collateral;

(c)	the details of any claims or litigation affecting the Debtor or the Collateral;

(d)	any material loss or material damage to the Collateral;

(e)	any material default by any Account Debtor in payment or other performance of obligations of the Account Debtor comprised in the Collateral; and

(f)	the return to, or repossession by, any third party of Collateral;

4.1.5	keep the Collateral in good order, condition and will not use the Collateral in violation of the provisions of this Security Agreement or any other agreement relating to the Collateral or any policy insuring the Collateral or any applicable statute, law, by-law, rule, regulation or ordinance;

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4.1.6	carry on and conduct the business of the Debtor in a proper and efficient manner and so as to protect and preserve the Collateral and to keep, in accordance with generally accepted accounting principles, consistently applied, proper books of account for the Debtor’s business as well as accurate and complete records concerning the Collateral and, at the Secured Party’s request, mark any and all such records and Collateral so as to indicate the Security;

4.1.7	forthwith pay:

(a)	all obligations to its employees and all obligations to others which relate to its employees when due, including, without limitation, all taxes, duties, levies, government fees, claims and dues related to its employees;

(b)	all taxes, assessments, rates, duties, levies, government fees, claims and dues lawfully levied, assessed or imposed upon it or the Collateral when due, unless the Debtor shall in good faith contest its obligations so to pay and shall furnish such security as the Secured Party may require; and

(c)	all Liens which rank or could in any event rank in priority to or pari passu with the Security;

4.1.8	prevent the Collateral, except Inventory sold or leased as permitted hereby, from being or becoming an Accession to other property not covered by this Security Agreement;

4.1.9	subject to the Senior Rights, deliver to the Secured Party from time to time promptly upon request:

(a)	any Documents of Title, Instruments, Investment Property and Chattel Paper comprised in or relating to the Collateral;

(b)	all books of account and all records, ledgers, reports, correspondence, schedules, documents, statements, lists and other writings relating to the Collateral for the purpose of inspecting, auditing or copying the same;

(c)	all financial statements prepared by or for the Debtor regarding the Debtor’s business;

(d)	all policies and certificates of insurance relating to the Collateral; and

(e)	such information concerning the Collateral, the Debtor and Debtor’s business and affairs as the Secured Party may reasonably require;

4.1.10	subject to the Senior Rights, forthwith pay all reasonable costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) which may be incurred by the Secured Party in:

(a)	inspecting the Collateral;

(b)	negotiating, preparing, perfecting and registering this Security Agreement and other documents, whether or not relating to this Security Agreement;

(c)	investigating title to the Collateral;

(d)	taking, recovering, keeping possession of and insuring the Collateral;

(e)	connection with any disclosure requirements under the PPSA; and

(f)	all other reasonable and lawful actions and proceedings taken in connection with the preservation of the Collateral and the confirmation, perfection and enforcement of this Security Agreement and any other security for the Obligations held by the Secured Party;

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4.1.11	at the Secured Party’s request at any time and from time to time execute and deliver such further and other documents and instruments and do all other acts and things as the Secured Party reasonably requires in order to give effect to this Security Agreement or to confirm and perfect, and maintain perfection of, the Security in favour of the Secured Party;

4.1.12	permit the Secured Party and its representatives, at all reasonable times and upon reasonable prior written notice, access to all the Debtor’s property, assets and undertakings and to all its books of account and records for the purpose of inspection and render all assistance necessary for such inspection; and

4.1.13	comply with the covenants, terms and conditions applicable to the Debtor set forth in the Debentures.

5.	ACCOUNTS

5.1.	After default under this Security Agreement, the Secured Party may, subject to the Senior Rights, notify all or any Account Debtors of the Security and may also direct such Account Debtors to make all payments on the Collateral to the Secured Party.

5.2.	The Debtor acknowledges that any monies or other forms of payment received by the Debtor from Account Debtors after default under this Security Agreement, shall, subject to the Senior Rights, be received and held by the Debtor in trust for the Secured Party and shall be turned over to the Secured Party forthwith upon request.

6.	SECURED PARTY ACTIONS

6.1.	The Debtor hereby authorizes the Secured Party to file such financing statements and other documents and do such acts, matters and things (including completing and adding schedules hereto identifying the Collateral or any Permitted Liens affecting the Collateral or identifying the locations at which the Debtor’s business is carried on and the Collateral and records relating thereto are situate) as the Secured Party may deem appropriate to perfect and continue the Security, to protect and preserve the Collateral and to realize upon the Security and the Debtor hereby irrevocably constitutes and appoints the Secured Party the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever it may be deemed necessary or expedient by the Secured Party.

6.2.	If the Debtor fails to perform any of its Obligations hereunder, the Secured Party may, but shall not be obliged to, perform any or all of such Obligations without prejudice to any other rights and remedies of the Secured Party hereunder, and any payments made and any costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred in connection therewith shall, subject to the Senior Rights, be payable by the Debtor to the Secured Party forthwith with interest until paid at the highest rate borne by any of the Obligations and such amounts shall form part of the Obligations and constitute a charge upon the Collateral in favour of the Secured Party prior to all claims subsequent to this Security Agreement but subject to the Senior Rights.

7.	DEFAULT

The Debtor shall be in default under this Security Agreement, unless otherwise agreed in writing by the Secured Party, upon the occurrence of a default or an event of default, under the Debentures or any of the other security documents contemplated by the Debentures.

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8.	ENFORCEMENT

8.1.	Subject to applicable law, the Debentures, and the Senior Loan Documents, and the Senior Rights, the Secured Party may make demand for payment at any time when due of any or all of the Obligations, all of which are payable upon demand, and upon any default under this Security Agreement the Secured Party may declare any or all of the Obligations which are not payable on demand to become immediately due and payable.

8.2.	Upon default under this Security Agreement, the Security will, subject to the Senior Rights, immediately become enforceable.

8.3.	To enforce and realize on the Security, the Secured Party may, subject to the Debentures and the Senior Loan Documents, take any action permitted by law or in equity, as it may deem expedient, and in particular, without limiting the generality of the foregoing, the Secured Party may do any one or more of the following:

8.3.1	appoint by instrument a receiver, receiver and manager or receiver-manager (the person so appointed is herein called the “Receiver”) of the Collateral, with or without bond as the Secured Party may determine, and from time to time in its sole discretion remove such Receiver and appoint another in its stead;

8.3.2	enter upon any premises of the Debtor and take possession of the Collateral with power to exclude the Debtor, its agents and its servants therefrom, without becoming liable as a mortgagee in possession;

8.3.3	preserve, protect and maintain the Collateral and make such replacements thereof and repairs and additions thereto as the Secured Party may deem advisable;

8.3.4	sell, lease or otherwise dispose of or concur in selling, leasing or otherwise disposing of all or any part of the Collateral, whether by public or private sale or lease or otherwise, in such manner, at such price as can be reasonably obtained therefor and on such terms as to credit and with such conditions of sale and stipulations as to title or conveyance or evidence of title or otherwise as to the Secured Party may seem reasonable, provided that the Debtor will not be entitled to be credited with the proceeds of any such sale, lease or other disposition until the monies therefor are actually received; and

8.3.5	exercise all of the rights and remedies of a secured party under the PPSA.

8.4.	A Receiver appointed pursuant to this Security Agreement shall be the agent of the Debtor and not of the Secured Party and, to the extent permitted by law or to such lesser extent permitted by its appointment, shall have all the powers of the Secured Party hereunder, and in addition shall have power to carry on the business of the Debtor and for such purpose from time to time to borrow money either secured or unsecured, and if secured by a security on any of the Collateral, any such security may rank in priority to or pari passu with or behind the Security, and if it does not so specify such security shall rank in priority to the Security.

8.5.	Any costs, charges and expenses (including legal fees and disbursements on a solicitor and own client basis) incurred by the Secured Party in connection with or incidental to:

8.5.1	the exercise by the Secured Party of all or any of the powers granted to it pursuant to this Security Agreement; and

8.5.2

the appointment of the Receiver and the exercise by the Receiver of all or any of the powers granted by the Receiver pursuant to this Security Agreement, including the Receiver’s reasonable remuneration and all outgoings properly payable by the Receiver;

shall, subject to the Senior Rights, be payable by the Debtor to the Secured Party forthwith with interest until paid at the highest rate borne by any of the Obligations and such amounts shall form part of the Obligations and constitute a charge upon the Collateral in favour of the Secured Party prior to all claims subsequent to this Security Agreement.

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8.6.	Subject to applicable law and the the Senior Rights, all amounts realized from the disposition of the Collateral pursuant to this Security Agreement will be applied as the Secured Party, in its sole discretion, may direct as follows:

FIRSTLY:	in or toward payment to the Secured Party of all principal and other monies (except interest) unpaid in respect of the Obligations;

SECONDLY:	in or toward payment of all costs, charges and expenses referred to in clauses 6.2 and 8.5, and other Obligations owing under this Security agreement;

THIRDLY:	in or toward payment to the Secured Party of all interest remaining unpaid in respect of the Obligations; and

FOURTHLY:	subject to the claims, if any, of other creditors of the Debtor, any surplus will be paid to the Debtor.

8.7.	Notwithstanding anything to the contrary in this Agreement, the Secured Party hereby defers, postpones and subordinates, in all respects, its security constituted by this Security Agreement, including any and all rights and interests of the Secured Party arising pursuant to this Security Agreement, to and in favor of the security granted by the Debtor to the Senior Lender pursuant to the Senior Loan Documents. Notwithstanding the respective dates of attachment or perfection of the respective security of the Senior Lender and the Security, the Secured Party further agrees and acknowledges that the security of the Senior Lender shall at all times be prior and superior to the Security until the Senior Debt is indefeasibly repaid in full. All obligations of the Debtor to the Secured Party under this Agreement are subordinated in right of payment to all payment obligations under the Senior Loan Documents. Notwithstanding anything to the contrary in this Security Agreement, except as expressly permitted under the terms of the postponement and subordination agreement dated July 22, 2020 (the “Postponement and Subordination Agreement”) and entered into by , the Senior Lender, and the Added Subordinated Lenders (as defined therein), the Secured Party shall not realize upon or otherwise exercise any right or commence, consent to or join with any other creditor in commencing, any enforcement, receivership, bankruptcy, moratorium, reorganization, readjustment of debt, adjustment of debt, reorganization, compromise, arrangement or any dissolution, receivership, liquidation or other proceedings with respect to the Debtor.

9.	DEFICIENCY

If the amounts realized from the disposition of the Collateral are not sufficient to pay the Obligations in full to the Secured Party, the Debtor will immediately pay to the Secured Party the amount of such deficiency.

10.	RIGHTS CUMULATIVE

All rights and remedies of the Secured Party set out in this Security Agreement are cumulative and no right or remedy contained herein is intended to be exclusive but each will be in addition to every other right or remedy contained herein or in any existing or future general security agreement or now or hereafter existing at law or in equity or pursuant to any other agreement between the Debtor and the Secured Party that may be in effect from time to time.

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11.	APPOINTMENT OF ATTORNEY

Conditional on and effective upon the occurrence of an Event of Default hereunder, the Debtor hereby irrevocably appoints the Secured Party or the Receiver, as the case may be, with full power of substitution, to be the attorney of the Debtor for and in the name of the Debtor to sign, endorse or execute under seal or otherwise any deeds, documents, transfers, cheques, instruments, demands, assignments, assurances or consents that the Debtor is obliged to sign, endorse or execute and generally to use the name of the Debtor and to do all things as may be necessary or incidental to the exercise of all or any of the powers conferred on the Secured Party or the Receiver, as the case may be, pursuant to this Security Agreement.

12.	LIABILITY OF THE SECURED PARTY

12.1.	The Secured Party shall not be responsible or liable for any debts contracted by it, for damages to persons or property (other than damages and losses resulting from gross negligence or willful misconduct of the Secured Party and its agents) or for salaries or non-fulfilment of contracts during any period when the Secured Party shall manage the Collateral upon entry or manage the business of the Debtor, as herein provided, nor shall the Secured Party be liable to account as mortgagee in possession or for anything except actual receipts or be liable for any loss or realization or for any default or omission for which a mortgagee in possession may be liable.

12.2.	The Secured Party shall not be bound to do, observe or perform or to see to the observance or performance by the Debtor of any obligations or covenants imposed upon the Debtor nor shall the Secured Party, in the case of Investment Property, Instruments or Chattel Paper, be obliged to reserve rights against other persons and entities, nor shall the Secured Party be obliged to keep any of the Collateral identifiable.

12.3.	The Secured Party shall not be obliged to inquire into the right of any person or entity purporting to be entitled under the PPSA to information and materials from the Secured Party by making a demand upon the Secured Party for such information and materials and the Secured Party shall be entitled to comply with such demand and shall not be liable for having complied with such demand notwithstanding that such person or entity may in fact not be entitled to make such demand or where required in order to comply with applicable law or an order of the courts or an administrative or regulatory body having jurisdiction. Notwithstanding the foregoing, in complying with any demand or other request for information and materials, as contemplated by the foregoing, the Secured Party shall not (except where required in order to comply with applicable law or an order of the courts or an administrative or regulatory body having jurisdiction), in any manner whatsoever, disclose to any person or entity any confidential information (including trade secrets) of the Debtor or its affiliates, without the prior written consent of the Debtor (acting reasonably).

12.4.	The Debtor will indemnify the Secured Party and hold the Secured Party harmless from and against any and all claims, costs, losses, demands, actions, causes of action, lawsuits, damages, penalties, judgments and liabilities of whatsoever nature and kind in connection with or arising out of any representation or warranty given by the Debtor, being untrue, the breach of any term, condition, proviso, agreement or covenant to the Secured Party, or the lawful exercise of any of the rights and or remedies of the Secured Party, or any transaction contemplated in this Security Agreement.

12.5.	The Debtor hereby waives any applicable provision of law permitted to be waived by it which imposes higher or greater obligations upon the Secured Party than provided in this Security Agreement.

13.	APPROPRIATION OF PAYMENTS AND OFFSET

13.1.	Subject to any applicable provisions of the PPSA, the Debentures and the Senior Loan Documents, and the Senior Rights, any and all payments made in respect of the Obligations from time to time and monies realized from any security held therefor (including monies collected in accordance with or realized on any enforcement of this Security Agreement) may be applied to such part or parts of the Obligations as the Secured Party may see fit, and the Secured Party may at all times and from time to time change any appropriation as the Secured Party may see fit or, at the option of the Secured Party, such payments and monies may be held unappropriated in a collateral account or released to the Debtor, all without prejudice to the liability of the Debtor or to the rights of the Secured Party hereunder.

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13.2.	Without limiting any other right of the Secured Party, whenever any of the Obligations is immediately due and payable or the Secured Party has the right to declare any of the Obligations to be immediately due and payable (whether or not it has so declared), the Secured Party may, in its sole discretion, set off against any of the Obligations any and all monies then owed to the Debtor by the Secured Party in any capacity, whether or not due and to do so even though any charge therefor is made or entered on the Secured Party’s records subsequent thereto, and the Secured Party shall be deemed to have exercised such right to set off immediately at the time of making its decision.

14.	LIABILITY TO ADVANCE, ETC.

14.1.	None of the preparation, execution, perfection and registration of this Security Agreement or the advance of any monies shall bind the Secured Party to make any advance or loan or further advance or loan, or renew any note or extend any time for payment of any indebtedness or liability of the Debtor to the Secured Party or extend any term for performance or satisfaction of any obligation of the Debtor to the Secured Party.

14.2.	Nothing herein contained shall in any way oblige the Secured Party to grant, continue, renew, extend time for payment of or accept anything which constitutes or would constitute Obligations or any of them.

15.	WAIVER

15.1.	No delay or omission by the Secured Party in exercising any right or remedy hereunder or with respect to any of the Obligations shall operate as a waiver thereof or of any other right or remedy, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right or remedy.

15.2.	The Secured Party may from time to time and at any time waive in whole or in part any right, benefit or default under any clause of this Security Agreement but any such waiver of any right, benefit or default on any occasion shall be deemed not to be a waiver of any such right, benefit or default thereafter, or of any other right, benefit or default, as the case may be.

16.	EXTENSIONS

The Secured Party may grant extensions of time and other indulgences, take and give up security, accept compositions, compound, compromise, settle, grant releases and discharges, refrain from perfecting or maintaining perfection of security, and otherwise deal with the Debtor, Account Debtors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party may see fit without prejudice to the liability of the Debtor or the Secured Party’s right to hold and realize on the Security.

17.	ASSIGNMENT

17.1.	The Secured Party may, without further notice to the Debtor, at any time mortgage, charge, assign, transfer or grant a security interest in this Security Agreement and the Security.

17.2.	The Debtor covenants and agrees that the assignee, transferee or secured party of the Secured Party, as the case may be, shall have all of the Secured Party’s rights and remedies under this Security Agreement and the Debtor will not assert any defense, counterclaim, right of set-off or otherwise any claim which it now has or hereafter acquires against the Secured Party in any action commenced by such assignee, transferee or secured party, as the case may be, and will pay the Obligations to the assignee, transferee or secured party, as the case may be, as the Obligations become due.

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18.	SATISFACTION AND DISCHARGE

18.1.	Any partial payment or satisfaction of the Obligations, or any ceasing by the Debtor to be indebted to the Secured Party, shall be deemed not to be redemption or discharge of the Security.

18.2.	The Debtor shall be entitled to a release and discharge of the Security and a return of such of the collateral as may then remain in the possession of the Secured Party, together with any monies at the time held by the Secured Party hereunder upon full and final payment, performance and satisfaction of all Obligations, or the securing of the Obligations to the satisfaction of the Secured Party, and upon written request by the Debtor and payment to the Secured Party of all costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred by the Secured Party in connection with the Obligations and such release and discharge.

18.3.	The release and discharge of the Security by the Secured Party shall not operate as a release or discharge of any right of the Secured Party to be indemnified and held harmless by the Debtor pursuant to clause 12.4 hereof or of any other right of the Secured Party against the Debtor arising under this Security Agreement prior to such release and discharge.

19.	NO MERGER

This Security Agreement shall not operate so as to create any merger or discharge of any of the Obligations, or any assignment, transfer, guarantee, lien, contract, promissory note, bill of exchange or security in any form held or which may hereafter be held by the Secured Party from the Debtor or from any other person or entity whomsoever. The taking of judgment with respect to any of the Obligations will not operate as a merger of any of the terms, conditions, covenants, agreements or provisos contained in this Security Agreement.

20.	INTERPRETATION

20.1.	The invalidity or unenforceability of the whole or any part of any clause of this Security Agreement shall not affect the validity or enforceability of any other clause or the remainder of such clause.

20.2.	In the event of any conflict or inconsistency between any provision of this Agreement and any provision of the Debentures, the provisions of the Debentures shall prevail to the extent of any such conflict or inconsistency and the provisions of this Agreement shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of this Agreement is to add to, and not detract from, the rights granted to the Secured Debtor under the Debentures. If any act or omission of the Debtor under the Debentures is expressly permitted under the Debentures but is expressly prohibited under this Agreement, such act or omission shall be permitted. If any act or omission is expressly prohibited under this Agreement, but the Debentures does not expressly permit such act or omission, or if any act is expressly required to be performed under this Agreement but the Debentures does not expressly relieve applicable party from such performance, such circumstance shall not constitute a conflict between the applicable provisions of this Agreement and the provisions of the Debentures.

20.3.	The headings of the clauses of this Security Agreement have been inserted for reference only and shall not define, limit, alter or enlarge the meaning of any provision of this Security Agreement.

20.4.	When the context so requires, the singular shall be read as if the plural were expressed and the provisions hereof shall be read with all grammatical changes necessary dependent upon the person referred to being a male, female, firm or corporation.

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21.	NOTICE

21.1.	All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or a responsible employee of the Debtor or the Secured Party, as the case may be, or sent by facsimile or other direct electronic means, charges prepaid, as follows:

In the case of the Debtors:	High Tide Inc. Unit 112, 11127 - 15 Street N.E. Calgary, Alberta, T3K 2M4

Attention: Raj Grover, Chief Executive Officer
Email:
With a copy to
Garfinkle Biderman LLP 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9

Attention: Shimmy Posen
Email:

In the case of the Secured Party:	Attention: E-mail:

With a copy to

Any notice given personally or by courier will be deemed to have been received at the time of delivery. Any notice given by first class prepaid registered mail will be deemed to have been given and received on the third day following the day on which it was sent, provided that, in the event of any actual or threatened disruption of postal service, such notice shall be delivered personally or by courier. If the day on which such notice is received is a Saturday, Sunday or statutory holiday, then the date of receipt will be deemed to be the next business day following the Saturday, Sunday or statutory holiday.

21.2.	Each Secured Party hereby designates as the agent for receipt and delivery of any notice required pursuant to this Security Agreement, and covenants in favour of each other Secured Party to forthwith forward to each other Secured Party each notice it receives on behalf of the Secured Party hereunder. Each other Secured Party hereby waives, and releases and agrees to hold harmless and its officers, directors, and employees, of, from and against, any and all losses, damages, liabilities, obligations, penalties, fees, costs and expenses of any nature and kind whatsoever (including, without limitation, reasonable attorneys’ fees, costs and expenses) (collectively, “Claims”) incurred as a result of or arising from or relating to or in connection with, acting as the agent for receipt and delivery of any notice to the Secured Party required pursuant to this Security Agreement, other than any Claims resulting from the fraud, gross negligence, or willful misconduct of .

21.3.	The Obligor covenants in favour of , to forthwith forward to each Adhesion Agreement received by the Obligor hereunder.

22.	VARIATION

No modification, variation or amendment of any provision of this Security Agreement shall be made except by written agreement, executed by the parties hereto and no waiver of any provision hereof shall be effective unless in writing.

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23.	ENUREMENT

This Security Agreement shall enure to the benefit of the Secured Party and its successors and assigns and shall be binding upon the Debtor and its successors and permitted assigns.

24.	COPY OF AGREEMENT AND FINANCING STATEMENT

The Debtor hereby acknowledges receiving a copy of this Security Agreement, and waives all rights to receive from the Secured Party a copy of any financing statement, financing change statement or verification statement filed at any time or from time to time in respect of this Security Agreement.

25.	CONSOLIDATION

The doctrine of consolidation applies to this Security Agreement and to all other mortgages and charges granted by the Debtor in favour of the Secured Party.

26.	GOVERNING LAW

This Security Agreement shall be governed by and construed in accordance with the laws of Alberta. For the purpose of legal proceedings this Security Agreement shall be deemed to have been made in the Province and to be performed there and the courts of Alberta shall have jurisdiction over all disputes which may arise under this Security Agreement and the Debtor hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of such courts, provided always that nothing herein contained shall prevent the Secured Party from proceeding at its election against the Debtor in the courts of any other Province, country or jurisdiction.

[Remainder of Page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF the parties have executed this Security Agreement on the day and year first above written.

HIGH TIDE INC.		AURORA CANNABIS INC.

Per:		Per:
	Name: Raj Grover Title: President & Chief Executive Officer I have the authority to bind the corporation		Name: Title: I have the authority to bind the corporation

RGR CANADA INC.		CANNA CABANA (SK) INC.

Per:		Per:
	Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation		Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation
CANNA CABANA INC.		FAMOUS BRANDZ INC.
Per:		Per:
	Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation		Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation
KUSH WEST DISTRIBUTION INC.		HT GLOBAL IMPORTS INC.
Per:		Per:
	Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation		Name: Raj Grover Title: Authorized Signatory I have the authority to bind the corporation

Schedule “A”
PERMITTED DEBT

[Redacted for confidentiality reasons.]

Schedule “B”
PERMITTED LIENS

[Redacted for confidentiality reasons.]

Schedule “C”
ADHESION AGREEMENT

TO:	High Tide Inc. (the “Obligor”)

RE:	The security agreement dated July 22, 2020 (the “Security Agreement”) and entered into by and between the Obligor, RGR Canada Inc., Smoker’s Corner Ltd., Canna Cabana Inc., Kush West Distribution Inc., HT Global Imports Inc., Canna Cabana (Sk) Inc., Famous Brandz Inc., and the Secured Party (as defined therein)

1)	The undersigned (herein referred to as, the “Joining Party”), by its execution of this Adhesion Agreement, hereby (i) joins and becomes a “Secured Party” under the Security Agreement, and (ii) acknowledges that it has received and reviewed a copy of the Security Agreement and all other documents and instruments it deems fit to enter into this Adhesion Agreement, and (iii) acknowledges and agrees to (A) be bound by all covenants, agreements, representations, warranties, indemnities and acknowledgments attributable to the Joining Party under the Security Agreement, and (B) perform all obligations and duties required and be entitled to all the benefits of the Joining Party pursuant to the Security Agreement, in each case as if it had been an original signatory thereto and to give full force and effect to the intent of the Security Agreement.

2)	The Joining Party hereby represents and warrants to the parties to the Security Agreement that this Adhesion Agreement has been duly authorized, executed and delivered by it and constitutes the legal, valid and binding obligation of the Joining Party, enforceable against it in accordance with its terms.

3)	The Joining Party agrees to execute and deliver such other instruments and documents and take such other action, as the Obligor may reasonably request, in connection with the transactions contemplated by this Adhesion Agreement.

4)	This Adhesion Agreement (i) shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and (ii) may be executed in separate counterparts (including by electronic means), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows.]

DATED AS OF THIS ____ day of _____ 20____.

If a corporation:	[NAME OF JOINING PARTY]

Per:
Name:
Title:
I have the authority to bind the corporation.

If an individual:	Name:

Address for Notice:

Schedule “D”
CHIEF EXECUTIVE OFFICE

[Redacted for confidentiality reasons.]